                                                  ------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:        3235-0145
                                                  Expires:   December 31, 2005
                                                  Estimated average burden
                                                  hours per response........11
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Aladdin Systems Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    01072Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          AES Management Buyout Company
                            6435 Virginia Manor Road
                           Beltsville, Maryland 20705
                                 (240) 264-8306

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Maurice M. Lefkort, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                 April 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.   01072Q103                                         Page 1 of 6 Pages
--------------------------------------------------------------------------------
---------   --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AES Management Buyout Company

---------   --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                      (b)  X

---------   --------------------------------------------------------------------
    3       SEC USE ONLY

---------   --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
---------   --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           / /

---------   --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                                -0-
 Number of          -------   ------------------------------------------------
   SHARE               8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                -0-
   EACH             -------   ------------------------------------------------
 REPORTING             9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                    -------   ------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              -0-
---------   --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
---------   --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                      / /

---------   --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
---------   --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
---------   --------------------------------------------------------------------

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Aladdin Systems Holdings, Inc., a Nevada corporation ("Issuer"). Pursuant to a Contribution Agreement, dated as of April 16, 2004, by and among AES Management Buyout Company, a Delaware corporation ("AMBO") and the investors listed thereto (the "Contribution Agreement"), AMBO acquired 1,375,000 shares of Common Stock. Immediately after this acquisition, AMBO disposed of its Common Stock pursuant to a Stock Purchase Agreement, dated as of April 16, 2004, by and between the Issuer and AMBO (the "Stock Purchase Agreement").

Item 1.     Security and the Issuer

         This statement on Schedule 13D relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The principal executive offices of the Issuer are located at 245 Westridge Drive, Watsonville, California 95076

Item 2.     Identity and Background

         (a) This statement is filed on behalf of AES Management Buyout Company, a Delaware corporation ("AMBO"). Kwok Li and Stella Tanyavutti are the directors of AMBO, and Mr. Li holds the controlling interest in AMBO. Ms. Tanyavutti is the Chief Executive Officer and President of AMBO and Anthony Concolino is the Vice President of AMBO.

         (b) The business address and principal office of AMBO, Mr. Li and Ms. Tanyavutti is 6435 Virginia Manor Road, Beltsville, Maryland 20705.

         (c) The principal business of AMBO is that of a corporation that invests in and develops businesses. Mr. Li's principal occupation is serving as the Managing Member of Linsang Partners, LLC, a Delaware limited liability company. Ms. Tanyavutti's principal occupation is serving as the Chief Executive Officer and President of AMBO. Mr. Concolino's principal occupation is serving as the Vice President of AMBO.

         (d) and (e) None of the persons listed in Item 2(a), nor, to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Each of Mr. Li, Ms. Tanyavutti and Mr. Concolino are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

         On April 16, 2004, AMBO exchanged shares of its common stock, par value $0.01. together with other consideration, for 1,375,000 shares of Common Stock of the Issuer, pursuant to the terms of the Contribution Agreement.

         Immediately after acquiring the shares of Common Stock, AMBO exchanged the 1,375,000 shares of Common Stock of the Issuer for all of the issued and outstanding shares of common stock of Aladdin Enterprise Solutions, Inc. ("Aladdin Enterprise") pursuant to the terms of the Stock Purchase Agreement.

Item 4.     Purpose of Transaction.

         AMBO acquired 1,375,000 shares of Common Stock, which represented 11.24% of the 12,230,272 shares of Common Stock issued and outstanding as reported on the Issuer's annual report on Form 10-KSB for the year ended December 31, 2003, pursuant to the terms of the Contribution Agreement for the purpose of acquiring Aladdin Enterprise, a subsidiary of the Issuer. Immediately after the acquisition of Common Stock, AMBO exchanged the 1,375,000 shares of Common Stock with the Issuer for all of the issued and outstanding shares of Aladdin Enterprise, pursuant to the Stock Purchase Agreement. Accordingly, AMBO does not currently own any shares of Common Stock of the Issuer.

Item 5.     Interest in Securities of the Issuer.

         (a) and (b) None of the Persons listed in Item 2(a) own any shares of Common Stock of the Issuer.

         (c) See Item 3.

         (d) Not applicable.

         (e) April 16, 2004

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See discussion of the Contribution Agreement and the Stock Purchase Agreement in Items 3 and 4.

Item 7.     Material to be filed as Exhibits.

Exhibit A   Contribution Agreement, dated as of April 16, 2004, by and among
            AMBO and the investors listed thereto.

Exhibit B   Stock Purchase Agreement, dated as of April 16, 2004, by and between the Issuer and AMBO.

                                   SIGNATURES


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2004

                              AES Management Buyout Company


                              By: /s/ Stella Tanyavutti
                                  __________________________________________
                                  Name: Stella Tanyavutti
                                  Title: President & Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit A   Contribution Agreement, dated as of April 16, 2004, by and among
            AMBO and the investors listed thereto.

Exhibit B   Stock Purchase Agreement, dated as of April 16, 2004, by and between the Issuer and AMBO.

                             CONTRIBUTION AGREEMENT

         This CONTRIBUTION AGREEMENT (the "Agreement"), dated as of April 16, 2004, is entered into by and among AES Management Buyout Company, a Delaware corporation (the "Company") and the parties set forth on Exhibit A hereto (the "Investors").

         WHEREAS, each of the Investors is the registered and beneficial owner of the shares of common stock (the "Shares") of Aladdin Systems Holdings, Inc. ("Aladdin Holdings") set forth opposite its name on Exhibit A hereto;

         WHEREAS, each of the Investors has the right to receive additional Shares from Aladdin Holdings pursuant to Section 1.3 of that certain Agreement and Plan of Merger by and among Aladdin Holdings, Erevu Acquisition Corp. and Erevu, Inc., dated October 17, 2002 (the "Earn Out", and together with the Shares, the "Contributed Property");

         WHEREAS, each of the Investors desires to make a capital contribution of its Contributed Property to the Company;

         NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

         1. The Contribution and Issuance of Securities.

                  (a) Effective as of the date hereof, each Investor hereby contributes, assigns, transfers and conveys its Contributed Property to the Company, free and clear of all liabilities, liens, claims, charges, and encumbrances. Concurrent with the execution and delivery of this Agreement, each Investor is delivering certificates for the Shares endorsed in blank for transfer to the Company. In addition, each Investor is delivering an executed copy of the Stockholders Agreement, dated as of the date hereof, by and among the Company and the Investors, in the form attached hereto as Exhibit B (the "Stockholders Agreement").

                  (b) Subject to receipt of the Contributed Property, the Company is delivering to each Investor the stock certificates for the number of shares of the Company's Common Stock set forth opposite each Investor's name on Exhibit A (the "Securities").

         2. Company Representations. The Company represents and warrants to each Investor as follows:

                  (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Attached hereto as Exhibits C and D, respectively, are true and complete copies of the Certificate of Incorporation and By-Laws of the Company, as amended through the date hereof.

                  (b) On the date hereof, the authorized capital stock of the Company consists of 100,000,000 shares of its common stock, par value $0.01 per share (the "Common Stock") and 10,000,000 shares of preferred stock, par value $.01 per share, of which none have been designated. There is one share of capital stock issued and outstanding.

                  (c) The Company has authorized the execution, delivery, and performance of this Agreement and the Stockholders Agreement and each of the transactions and agreements contemplated hereby and thereby. No other corporate action is necessary to authorize such execution, delivery and performance. This Agreement constitutes, and upon execution and delivery of the Stockholders Agreement, the Stockholders Agreement will constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and general principles of equity.

                  (d) Upon issuance, sale and delivery as contemplated by this Agreement, the Securities will be duly authorized, validly issued, fully paid and non-assessable shares of the Company, free of all preemptive or similar rights, and entitled to the rights therein described.

                  (e) Since the date of its formation, the Company has conducted no business other than: (i) in connection with its formation, and (ii) negotiating a stock purchase agreement with Aladdin Holdings relating to the purchase of Aladdin Enterprise Systems, Inc. substantially in the form of Exhibit E hereto (the "Proposed Acquisition").

                  (f) Neither the Company nor anyone acting on its behalf has offered, or shall offer, securities for issue or sale to, or solicited any offer to acquire any of the same from, anyone so as to bring the issuance and sale of the Securities, or any part thereof, within the provisions of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"). Based upon the representations of the Investors set forth in Section 3, the offer, issuance and sale of the Securities, are and will be exempt from the registration and prospectus delivery requirements of the Securities Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

         3. Investor Representations. Each Investor severally represents and warrants as follows:

                  (a) The Investor has authorized the execution, delivery, and performance of this Agreement and the Stockholders Agreement and each of the transactions and agreements contemplated hereby and thereby. No other action is necessary to authorize such execution, delivery and performance. This Agreement and the Stockholders Agreement constitute the valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and general principles of equity.

                  (b) The Investor has good and marketable title to its Contributed Property, free and clear of any liabilities, liens, claims, charges, and encumbrances.

                  (c) The contribution of the Contributed Property pursuant to this Agreement and the execution, delivery and performance of the Stockholders Agreement do not conflict with or constitute a violation of any agreement to which the Investor is a party or by which it is bound.

                  (d) The Investor understands and acknowledges that none of the Securities have been registered under the Securities Act. The Investor is acquiring the Securities as a principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof, without prejudice, however, to such Investor's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such Securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold Securities for any period of time. The Investor is acquiring the Securities hereunder in the ordinary course of its business. The Investor does not have any agreement or understanding, directly or indirectly, with any third party to distribute any of the Securities (this representation and warranty not limiting such Investor's right to sell the Securities pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws.)

                  (e) At the time such Investor was offered the Securities, it was, and at the date hereof, is an "accredited investor" as defined in Rule 501(a) under the Securities Act. The Investor has not been formed solely for the purpose of acquiring the Securities. The Investor is not a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended.

                  (f) The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Investor is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment. The Investor has been furnished access to such information and documents as it has requested and has been afforded an opportunity to ask questions of and receive answers from representatives of the Company concerning the terms and conditions of this Agreement and the purchase of the Securities contemplated hereby.

                  (g) The Investor is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

                  (h) The Investor understands that the Proposed Acquisition may not be consummated or that it may be consummated on terms materially different than those set forth in Exhibit E hereto.

         4. Further Assurances. Each of the parties hereto undertake that they will execute and undertake to perform all such further agreements, documents and other actions as may be reasonably necessary for giving full effect to this Agreement.

         5. Governing Law. This Agreement shall be construed in accordance with and governed by the internal law of the State of New York without regard to the choice of law principles thereof.

         6. Expenses. Each party to this Agreement shall bear all of its legal, accounting, investment banking, and other expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated.

         7. Entire Agreement; Amendment and Waiver. This Agreement, including the Exhibits hereto constitute the entire understandings of the parties hereto and supersede all prior agreements or understandings with respect to the subject matter hereof among such parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of the parties hereto.

         8. Severability. In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not effect the remaining provisions of this Agreement which shall remain in full force and effect.

         9. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

                  [Remainder of page intentionally left blank.]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first set forth above.




                                            AES Management Buyout Company


                                            By: _____________________________
                                                Name:
                                                Title:

                           INVESTOR SIGNATURE PAGE TO

                             CONTRIBUTION AGREEMENT



                                      __________________________________________
                                      [please print name of Investor]



                                      __________________________________________
                                      [signature of investor - if signed by an authorized officer or representative, indicate capacity]



                                      __________________________________________
                                      [State or jurisdiction of legal residence]




                                      __________________________________________
                                      [Address for notices]



                                      __________________________________________
                                      [Tax Identification Number - Soc Sec or
                                      EIN]

                                    EXHIBIT A
                                    ---------

                                    INVESTORS
                                    ---------


------------------------------- ---------------------------- ----------------------------
Investor                        Number of Shares of          Number of Shares of Common
                                Aladdin Holdings             Stock of the Company
                                Contributed                  Received
------------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ----------------------------

                                    EXHIBIT B
                                    ---------

                             STOCKHOLDERS AGREEMENT
                             ----------------------

                                    EXHIBIT C
                                    ---------

                          CERTIFICATE OF INCORPORATION
                          ----------------------------

                                    EXHIBIT D
                                    ---------

                                     BY-LAWS
                                     -------

                                    EXHIBIT E
                                    ---------

                    CURRENT DRAFT OF STOCK PURCHASE AGREEMENT
                    -----------------------------------------

                            STOCK PURCHASE AGREEMENT



                                 BY AND BETWEEN


                         ALADDIN SYSTEMS HOLDINGS, INC.
                              a Nevada Corporation


                                       AND


                          AES MANAGEMENT BUYOUT COMPANY
                             a Delaware Corporation




--------------------------------------------------------------------------------

                           Dated as of April 16, 2004

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

ARTICLE I.        PURCHASE AND SALE OF STOCK......................................................................1
   Section 1.1.    Transfer of Aladdin Enterprise Solutions Stock.................................................1
   Section 1.2.    The Closing....................................................................................1
   Section 1.3.    Deliveries at the Closing......................................................................1
   Section 1.4.    Purchase Price.................................................................................2
   Section 1.5.    Assistance in Consummation of the Purchase and Sale of the AES Stock...........................2

ARTICLE II.       REPRESENTATIONS AND WARRANTIES OF ALADDIN HOLDINGS...............................................
   Section 2.1.    Good Title.....................................................................................3
   Section 2.2.    Organization, Good Standing....................................................................3
   Section 2.3.    Authorization..................................................................................3
   Section 2.4.    No Approvals or Notices Required; No Conflicts With Instruments................................3
   Section 2.5.    Authorized Capitalization of AES...............................................................3
   Section 2.6.    Assets of AES..................................................................................4
   Section 2.7.    Contracts and Commitments......................................................................4
   Section 2.8.    Subsidiaries and Affiliates of AES.............................................................5
   Section 2.9.    Undisclosed Liabilities........................................................................5
   Section 2.10.   Compliance with Legal Requirements.............................................................6
   Section 2.11.   Intellectual Property..........................................................................6
   Section 2.12.   Employee Benefits..............................................................................6
   Section 2.13.   Litigation.....................................................................................7
   Section 2.14.   Tax Matters....................................................................................7
   Section 2.15.   Unaudited Balance Sheet........................................................................7
   Section 2.16.   Brokers and Finders............................................................................8

ARTICLE III.      REPRESENTATIONS AND WARRANTIES OF AMBO..........................................................8
   Section 3.1.    Organization, Good Standing....................................................................8
   Section 3.2.    Authority......................................................................................8
   Section 3.3.    No Approvals or Notices Required; No Conflicts With Instruments................................8
   Section 3.4.    Capitalization.................................................................................8
   Section 3.5.    Brokers and Finders............................................................................8

ARTICLE IV.       CONDITIONS PRECEDENT TO OBLIGATIONS OF AMBO.....................................................9
   Section 4.1.    Accuracy of Representations and Warranties.....................................................9
   Section 4.2.    Performance of Agreement.......................................................................9
   Section 4.3.    Resignations...................................................................................9
   Section 4.4.    Officers' Certificate..........................................................................9
   Section 4.5.    Delivery of Shares.............................................................................9
   Section 4.6.    Corporate Documents............................................................................9
   Section 4.7.    FIRPTA.........................................................................................9
   Section 4.8.    No Claim Regarding Stock Ownership or Sale Proceeds............................................9


                                      (i)

                                TABLE OF CONTENTS
                                   (continued

                                                                                                               Page
                                                                                                               ----

ARTICLE V.        CONDITIONS PRECEDENT TO  OBLIGATIONS OF ALADDIN HOLDINGS.......................................10
   Section 5.1.    Accuracy of Representations and Warranties....................................................10
   Section 5.2.    Performance of Agreement......................................................................10
   Section 5.3.    Officers' Certificate.........................................................................10
   Section 5.4.    Secretary's Certificate.......................................................................10
   Section 5.5.    Pledge and Security Agreements................................................................10
   Section 5.6.    Promissory Notes..............................................................................10
   Section 5.7.    Surrender of Aladdin Shares...................................................................11
   Section 5.8.    Cancellation of Note..........................................................................11

ARTICLE VI.       POST-CLOSING COVENANTS.........................................................................11
   Section 6.1.    Obligation to File Tax Returns................................................................11
   Section 6.2.    Transfer of Assets............................................................................12
   Section 6.3.    Transition Services...........................................................................12
   Section 6.4.    License of Name...............................................................................12
   Section 6.5.    Preparation of Financial Statements...........................................................12
   Section 6.6.    Nondisclosure.................................................................................12
   Section 6.7.    Removal of Restrictive Legends................................................................12
   Section 6.8.    Acknowledgment by Aladdin Holdings............................................................12

ARTICLE VII.      TERMINATION....................................................................................13

ARTICLE VIII.     INDEMNIFICATION................................................................................13
   Section 8.1.    Indemnification By Aladdin....................................................................13
   Section 8.2.    Indemnification By AMBO.......................................................................13

ARTICLE IX.       GENERAL........................................................................................13
   Section 9.1.    Cooperation...................................................................................13
   Section 9.2.    Confidentiality...............................................................................14
   Section 9.3.    Further Acts..................................................................................15
   Section 9.4.    Amendment.....................................................................................15
   Section 9.5.    Survival of Warranties........................................................................15
   Section 9.6.    Counterparts..................................................................................15
   Section 9.7.    Headings......................................................................................16
   Section 9.8.    Applicable Law................................................................................16
   Section 9.9.    Parties in Interest...........................................................................16
   Section 9.10.   Notices.......................................................................................16
   Section 9.11.   Entire Agreement..............................................................................17


Exhibit A    - Form of six month note
Exhibit B    - Form of thirty month note
Exhibit C    - Form of Intellectual Property Security Agreement
Exhibit D    - Form of Non-Recourse Guaranty


                                      (ii)

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

Exhibit E    - Form of Stock Pledge Agreement
Exhibit F    - Form of FIRPTA Affidavit


                                     (iii)

                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement (this "Agreement") is made and entered into as of April 16, 2004 by and between Aladdin Systems Holdings, Inc., a Nevada corporation ("Aladdin Holdings" or "Seller") and AES Management Buyout Company, a Delaware corporation ("AMBO" or "Buyer").

                                    AGREEMENT

         In consideration of the terms hereof, the parties hereto agree as follows:

                                   ARTICLE I.

                           PURCHASE AND SALE OF STOCK

         Section 1.1. Transfer of Aladdin Enterprise Solutions Stock. Subject to the terms and conditions hereof, on the Closing Date (as defined below):

         (a) Aladdin Holdings shall sell, convey, transfer, assign and deliver to AMBO and AMBO shall purchase from Aladdin Holdings, all of the issued and outstanding capital stock (the "AES Stock") of Aladdin Enterprise Solutions, Inc., a Delaware corporation ("AES" or the "Company").

         (b) Aladdin Holdings shall waive, with respect to each person listed on
Schedule 1.4 from time to time, all rights under the Agreement and Plan of Merger, dated October 17, 2002, by and among Seller, Erevu Acquisition Corporation, and Erevu, Inc. (the "Erevu Merger Agreement"), with respect to:
(i) any reduction or forfeiture of stock previously issued pursuant to the terms of the Erevu Merger Agreement, and (ii) any right to indemnification pursuant to
Section 9.3 of the Erevu Merger Agreement.

         Section 1.2. The Closing. The closing of this Agreement (the "Closing") shall occur on April 16, 2004 (the "Closing Date") at 10:00 a.m. local time at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019, or such other time or location as the parties hereto shall agree.

         Section 1.3. Deliveries at the Closing. On the Closing Date in order to effectuate the purchase and sale of the AES Stock:

         (a) Aladdin Holdings shall deliver to AMBO certificates representing all of the AES Stock, free and clear of any claim, lien, pledge, mortgage, option, charge, easement, security interest, right-of-way, encumbrance, restriction on sale, transfer, ownership, or voting, preemptive right or option or any other right of any third party of any nature whatsoever ("Encumbrance"), duly endorsed in blank for transfer or accompanied by stock powers duly executed in blank.

         (b) AMBO shall deliver the Purchase Price as set forth in Section 1.4 below.

         (c) AMBO and Aladdin Holdings shall each deliver all documents, certificates, agreements and instruments required to be delivered pursuant to Articles IV and V; and

         (d) All instruments and documents executed and delivered to any party pursuant hereto shall be in a form and substance, and shall be executed in a manner, reasonably satisfactory to the receiving party.

         Section 1.4. Purchase Price. Subject to the terms and conditions of this Agreement, the total purchase price for the AES Stock (the "Purchase Price") shall be as follows:

         (a) a six (6) month secured promissory note in the amount of $550,000.00 bearing interest at the LIBOR rate, in the form attached hereto as Exhibit A, secured by the Stock Pledge Agreement in the form of Exhibit E, and guaranteed by the Company pursuant to a Non-Recourse Guaranty in the form of Exhibit D hereto, which Guaranty will be secured by an Intellectual Property Security Agreement in the form of Exhibit C hereto;

         (b) a thirty (30) month secured promissory note in the amount of 641,050 bearing interest at the LIBOR rate, in the form attached hereto as Exhibit B, secured by the Stock Pledge Agreement in the form of Exhibit E, and guaranteed by the Company pursuant to a Non-Recourse Guaranty in the form of Exhibit D hereto, which Guaranty will be secured by an Intellectual Property Security Agreement in the form of Exhibit C hereto;

         (c) 1,146,246 newly issued shares of AMBO common stock;

         (d) the surrender to Aladdin Holdings of 1,375,000 shares of Aladdin Holdings common stock currently issued and outstanding; and

         (e) the waiver of all rights of the persons listed on Schedule 1.4 to obtain additional shares of Aladdin Holdings pursuant to the Erevu Merger Agreement, including Section 1.3 thereof; Buyer shall, from time to time, have the right to add additional persons to Schedule 1.4 of this Agreement without the consent of Seller, whereupon the waiver contained in Section 1.1 of this Agreement, without any further action, shall be expanded to include such persons.

         Section 1.5. Assistance in Consummation of the Purchase and Sale of the AES Stock. Aladdin Holdings and AMBO shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the purchase and sale of the AES Stock and the other transactions contemplated herein as soon as possible in accordance with the terms and conditions of this Agreement.

                                  ARTICLE II.

               REPRESENTATIONS AND WARRANTIES OF ALADDIN HOLDINGS

         Aladdin Holdings represents and warrants to AMBO, as of the date of this Agreement and as of the Closing (which representations and warranties shall survive the Closing Date to the extent provided in Section 9.5 hereof), all as follows in this Article II:

         Section 2.1. Good Title. The AES Stock is owned by Aladdin Holdings with good title thereto, free and clear of any Encumbrance.

         Section 2.2. Organization, Good Standing. AES is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware, and has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.
Schedule 2.2 includes true and correct copies of the Certificate of Incorporation and Bylaws of AES. Aladdin Holdings is a corporation duly incorporated, validly existing and in good standing under the laws of Nevada.

         Section 2.3. Authorization. Aladdin Holdings has the full corporate power and authority to enter into this Agreement and each of the documents to which it is a party, and to carry out the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Aladdin Holdings, and this Agreement is, and will be, on the Closing Date, a legal, valid and binding obligation of Aladdin Holdings, enforceable against Aladdin Holdings in accordance with the terms of this Agreement.

         Section 2.4. No Approvals or Notices Required; No Conflicts With Instruments. The execution, delivery and performance of this Agreement by Aladdin Holdings and the consummation of the transactions contemplated hereby will not (a) constitute a violation of any provision of Aladdin Holdings' certificate or articles of incorporation, bylaws or other organizational or charter documents, (b) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of law or any judgment, decree, order, regulation or rule of any court or other governmental authority applicable to Aladdin Holdings or contract to which Aladdin Holdings is part, or subject, or (c) require any consent, approval or authorization of, or declaration, filing or registration with, any person, corporation, partnership, joint venture, association, organization, other entity or governmental or regulatory authority (a "Person").

         Section 2.5. Authorized Capitalization of AES. AES's authorized capital stock consists solely of common shares of which one (1) share is issued and outstanding on the date of this Agreement and entirely held by Aladdin Holdings. All issued and outstanding shares of AES Stock are validly issued, fully paid and nonassessable. Aladdin Holdings is the sole owner of all issued and outstanding shares of capital stock of AES. There are no outstanding or authorized subscriptions, options, warrants, calls, rights, commitments or other agreements of any character which obligate or may obligate Aladdin Holdings or AES to issue any additional shares of any of its capital stock or any securities convertible into or evidencing the right to subscribe for any shares of any such capital stock. There are no voting trusts or other agreements or understandings with respect to the capital stock of AES to which Aladdin Holdings or AES is a party or by which Aladdin Holdings or AES is bound.

         Section 2.6. Assets of AES.

         (a) AES, at the Closing will be, the true and lawful owner of the assets set forth on the Disclosure Schedule, including but not limited to, machinery, equipment, computers, telecommunication systems, office supplies, fittings and other office equipment, furniture, prepaid expenses, mass market and licensed computer software, trademarks, trade names, and computer software products (the "Assets").

         (b) Except as set forth on the Disclosure Schedule, at the Closing, the Assets will be free and clear of all Encumbrances.

         (c) The Assets: (i) are adequate to conduct the operations of the Company in substantially the manner currently conducted, (ii) constitute all of the assets of the Seller and its affiliates used principally in connection with AES's business, and (iii) are in good condition, ordinary wear and tear excepted.

         Section 2.7. Contracts and Commitments.

         (a) The Disclosure Schedule contains a true, complete and correct list and description of the following contracts and agreements, whether written or oral, which relate to AES (collectively, the "Material Contracts"):

                  (i) all contracts, agreements, commitments, purchase orders (other than merchandise deliveries to customers in the normal course of business upon standard terms) or other understandings or arrangements to which the AES is a party;

                  (ii) all agency, distributor, sales representative and similar agreements to which AES is a party;

                  (iii) all leases, whether operating, capital or otherwise, under which AES is lessor or lessee; and

                  (iv) any licensing agreements, franchise agreements and other material agreement or contract entered into by AES.

         (b) Except as set forth on the Disclosure Schedule:

                  (i) each contract or agreement, whether written or oral, which relates to AES (collectively, the "Contracts") is a valid and binding agreement of AES, enforceable against AES in accordance with its terms, and the Seller has no knowledge that any Contract is not a valid and binding agreement of the other parties thereto:

                  (ii) AES has (and to Seller's knowledge the other party has) fulfilled all material obligations required pursuant to the Contracts to have been performed by it prior to the Closing Date;

                  (iii) AES is not in breach of or default under any Contract, and no event has occurred which with the passage of time or giving of notice or both would constitute such a default, result in a loss of rights or result in the creation of any lien, charge or encumbrance, thereunder or pursuant thereto (an "Inchoate Default");

                  (iv) to the best knowledge of AES, there is no existing breach or default by any other party to any Contract, and no Inchoate Default by any such other party;

                  (v) neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract;

                  (vi) there are no Contracts between the Company and Seller or any affiliate of Seller; and

                  (vii) Seller has not received written notice, nor does it have knowledge, that any party to a Contract intends to cancel, terminate or renew such Contract or to exercise or decline to exercise any option or right hereunder.

         Section 2.8. Subsidiaries and Affiliates of AES. AES has no Subsidiaries. As used in this Agreement, "Subsidiary," shall mean any corporation of which outstanding securities having ordinary voting power to elect a majority of the Board of Directors of such corporation are owned directly or indirectly by such Person. AES does not own, directly or indirectly, any ownership, equity, profits or voting interest in, or otherwise control, any corporation, partnership, joint venture or other entity, and has no agreement or commitment to purchase any such interest.

         Section 2.9. Undisclosed Liabilities. As of the Closing Date, the Company will have no Liabilities, except for Liabilities: (a) under the accounts payable to Linsang International LP and its affiliates, which as of March 31, 2004 were $494,570, (b) relating to performance obligations under Contracts in accordance with the terms and conditions thereof which are not required by generally accepted accounting principles to be reflected on a regularly prepared balance sheet, or (c) as set forth on Schedule 2.9. "Liability" means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due) including, without limitation, any liability for Taxes.

         Section 2.10. Compliance with Legal Requirements. The Company is in compliance with, and has not received any notice of violation of any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, rule, ordinance, permit, principle of common law, regulation, statute, or treaty.

         Section 2.11. Intellectual Property.

         (a) Except as set forth on Schedule 2.11 the Company is the owner of all right, title, and interest in the intellectual property used in connection with, or which relates to, its business (the "Intellectual Property"), free and clear of all Encumbrances, and has the right to use without payment to a third party all of the Intellectual Property.

         (b) Schedule 2.11 contains a complete and accurate list and summary description, including any royalties paid or received by the Company, of all Contracts relating to the Intellectual Property to which the Company is a party or by which the Company is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $500 under which the Company is the licensee. There are no outstanding and, to Seller's knowledge, no threatened disputes or disagreements with respect to any such agreement.

         c) To the knowledge of the Seller, there are no conflicts with or infringements of any Intellectual Property by any third party. The conduct of the Company's business as currently conducted does not conflict with or infringe in any way with any proprietary right of any third party, which conflict or infringement would have a material adverse effect on the Company, the Intellectual Property or the business of the Company. There is no claim, suit, action or proceeding pending or threatened against the Company (i) alleging any such conflict or infringement with any third party's proprietary rights or (ii) challenging the ownership, use, validity or enforceability of the Intellectual Property.

         (d) No former or present employees, officers or directors of the Company hold any right, title or interest directly or indirectly, in whole or in part, in or to any Intellectual Property.

         (e) The Intellectual Property is sufficient, adequate and all that is necessary for the Company to carry on its business as presently conducted.

         Section 2.12. Employee Benefits. Schedule 2.12 sets forth a list of all employees of the Company and all employee benefit arrangements or payroll practices, including, without limitation, any such arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company is obligated to contribute for employees.

         Section 2.13. Litigation. Except as set forth in Schedule 2.13, there are no claims, actions, suits, proceedings, labor disputes or investigations pending or to Seller's knowledge by or against the Seller, the Company or any of their respective officers, directors, employees, agents or affiliates involving, affecting or relating to any Assets, properties or operations of the Company or the transactions contemplated by this Agreement.

         Section 2.14. Tax Matters.

         (a) Except as otherwise disclosed in Schedule 2.14, (i) the Company has filed (or joined in the filing of) when due all tax returns required by applicable law to be filed with respect to the Company and all taxes shown to be due on such tax returns have been paid; (ii) all such tax returns were true, correct and complete as of the time of each such filing; (iii) all taxes relating to periods ending on or before the Closing Date owed by the Company (whether or not shown on any tax return) at any time on or prior to the Closing Date, if required to have been paid, have been paid; (iv) there is no action, suit, proceeding, investigation, audit or claim now pending against, or with respect to, the Company in respect of any tax or assessment, nor is any claim for additional tax or assessment asserted by any governmental agency; (v) no claim has been made by any governmental agency in a jurisdiction where the Company does not currently file a tax return that it is or may be subject to tax by such jurisdiction, nor to Seller's knowledge is any such assertion threatened; (vi) there is no outstanding request for any extension of time within which to pay any taxes or file any tax returns; (vii) the Company is not a party to any agreement, whether written or unwritten, providing for the payment of taxes, payment for tax losses, entitlements to refunds or similar tax matters; (viii) no ruling with respect to taxes has been requested by or on behalf of the Company; and (ix) the Company has withheld and paid all taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

         (b) (i) no property of the Company is "tax-exempt use property" within the meaning of Section 168(h) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) the Company is not a party to any lease made pursuant to former Section 168(f)(8) of the Internal Revenue Code of 1954; (iii) the Company has not filed any agreement or consent under Section 341(f) of the Code; and
(iv) the Seller is not a "foreign person" within the meaning of Section 1445 of the Code.

         Section 2.15. Unaudited Balance Sheet. The unaudited balance sheet of the Company at December 31, 2003 (the "Unaudited Balance Sheet"), together with the related schedules: (i) are included as Schedule 2.15, (ii) were prepared in accordance with generally accepted accounting principles, (iii) present fairly the financial condition of the Company as of December 31, 2003, and (iv) are complete, correct and accordance with the books of account and records of the Company.

         Section 2.16. Brokers and Finders. Neither Aladdin Holdings nor the Company has retained any broker or finder in connection with the transactions contemplated by this Agreement.

                                  ARTICLE III.

                     REPRESENTATIONS AND WARRANTIES OF AMBO

         AMBO represents and warrants to Aladdin Holdings, as of the date of this Agreement and as of the Closing (which representations and warranties shall survive the Closing to the extent provided in Section 9.5 hereto), all as follows in this Article III:

         Section 3.1. Organization, Good Standing. AMBO is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

         Section 3.2. Authority. AMBO has full corporate power and authority to execute, deliver and perform this Agreement to which either is a party and to carry out the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by AMBO, and this Agreement is, and will be, on the Closing Date, a legal, valid and binding obligation AMBO, enforceable against AMBO in accordance with its terms.

         Section 3.3. No Approvals or Notices Required; No Conflicts With Instruments. The execution, delivery and performance of this Agreement by AMBO and the consummation of the transactions contemplated hereby will not (a) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of law or any judgment, decree, order, regulation or rule of any court or other governmental authority applicable to AMBO, or (b) require any consent, approval or authorization of, or declaration, filing or registration with, any Person.

         Section 3.4. Capitalization. AMBO authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value of which 13,298,575 are issued and outstanding as of the date hereof (excluding the shares to be issued pursuant to the terms of this Agreement), and 10,000,000 shares of preferred stock, $.01 par value, none of which have been designated or issued. Except as set forth on Schedule 3.4, there are no outstanding or authorized subscriptions, options, warrants, calls, rights, commitments or other agreements of any character which obligate or may obligate AMBO to issue any additional shares of any of its capital stock or any securities convertible into or evidencing the right to subscribe for any shares of any such capital stock.

         Section 3.5. Brokers and Finders. AMBO has not retained any broker or finder in connection with the transactions contemplated by this Agreement.

                                  ARTICLE IV.

                   CONDITIONS PRECEDENT TO OBLIGATIONS OF AMBO

         The obligations of AMBO to perform and observe the covenants, agreements and conditions hereof to be performed and observed by them at or prior to the Closing Date shall be subject to the satisfaction of the following conditions on or prior to the Closing Date, which condition may be expressly waived in writing by AMBO.

         Section 4.1. Accuracy of Representations and Warranties. The representations and warranties of Aladdin Holdings contained herein shall have been true in all material respects when made and shall be true as of the Closing Date as though made on that date, except as affected by transactions contemplated hereby and except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true as of the specified date.

         Section 4.2. Performance of Agreement. Aladdin Holdings shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed and complied with by it at or prior to the Closing Date.

         Section 4.3. Resignations. AMBO shall have received resignations effective as of the Closing Date of all the officers and directors of AES.

         Section 4.4. Officers' Certificate. AMBO shall have received a certificate of the President and the Secretary of Aladdin Holdings dated the Closing Date, certifying that all of the conditions to the obligations of Aladdin Holdings have been fulfilled in all material respects.

         Section 4.5. Delivery of Shares. AMBO shall have received certificates representing the AES Stock.

         Section 4.6. Corporate Documents. Purchaser shall have received from each Seller certified copies of the resolutions duly adopted by the board of directors of Seller approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and such resolutions shall be in full force and effect as of the Closing Date.

         Section 4.7. FIRPTA. Seller shall have delivered an affidavit, dated the Closing Date, pursuant to Section 1445 of the Code (Foreign Investment in Real Property Tax Act of 1980 affidavit) in substantially the form of Exhibit F.

         Section 4.8. No Claim Regarding Stock Ownership or Sale Proceeds. There must not have been made or threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any AES Stock of, or any other voting, equity, or ownership interest in, the Company, or (b) is entitled to all or any portion of the Purchase Price payable for the AES Stock.

                                   ARTICLE V.

                             CONDITIONS PRECEDENT TO
                         OBLIGATIONS OF ALADDIN HOLDINGS

         The obligations of Aladdin Holdings to perform and observe the covenants, agreements and conditions hereof to be performed and observed by them at or prior to the Closing Date shall be subject to the satisfaction of the following conditions on or prior to the Closing Date, which conditions may be expressly waived in writing by Aladdin Holdings, by the President of Aladdin Holdings.

         Section 5.1. Accuracy of Representations and Warranties. The representations and warranties of AMBO contained herein shall have been true in all material respects when made and shall be true in all material respects as of the Closing Date as though made on that date, except as affected by transactions contemplated hereby and except and to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true as of the specified date.

         Section 5.2. Performance of Agreement. AMBO shall have performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed and complied with by it at or prior to the Closing Date.

         Section 5.3. Officers' Certificate. Aladdin Holdings shall have received a certificate of the President of AMBO dated the Closing Date, certifying that the conditions to the obligations of AMBO have been fulfilled.

         Section 5.4. Secretary's Certificate. Aladdin Holdings shall have received a certificate of the Secretary of AMBO dated the Closing Date, certifying copies of (i) resolutions by AMBO's Board of Directors approving this Agreement, and the transactions contemplated hereby and thereby, (ii) the Certificate of Incorporation of AMBO and certifying that there are no proceedings currently in progress or contemplated to amend the Certificate of Incorporation, and (iii) AMBO's Bylaws, indicating that they have been adopted by the Company's Board of Directors and certifying that there are no proceedings currently in progress or contemplated to amend such Bylaws.

         Section 5.5. Pledge and Security Agreements. Aladdin Holdings shall have received: (a) the Stock Pledge Agreement, in the form attached hereto as Exhibit E duly executed by AMBO, and (b) the Non-Recourse Guaranty and the Intellectual Property Security Agreement in the form of Exhibits D and C respectively, duly executed by the Company.

         Section 5.6. Promissory Notes. Aladdin Holdings shall have received each of the two promissory notes, in the form attached hereto as Exhibit A and Exhibit B, duly executed by AMBO

         Section 5.7. Surrender of Aladdin Shares. Aladdin Holdings shall have received the surrender of 1,375,000 shares of Aladdin Holdings common stock.

         Section 5.8. Cancellation of Note. The promissory note from Aladdin Holdings to Linsang Partners, LLC dated June 27, 2003, in the amount of $40,000.00 has been assumed by the Company and Aladdin Holdings shall have been released from all liability thereunder.


                                  ARTICLE VI.

                             POST-CLOSING COVENANTS

         Section 6.1. Obligation to File Tax Returns.

         (a) Any sales, recording, transfer, stamp, conveyance, value added, use, or other similar taxes, duties, excise, governmental charges or fees imposed as a result of the sale of the AES Stock to Purchaser pursuant to this Agreement shall be borne by Seller.

         (b) Seller shall cause to be prepared and filed all tax returns with the appropriate federal, state, local and foreign governmental agencies relating to the Company for periods ending on or prior to the Closing Date and shall pay all taxes due with respect to such tax returns. Purchaser shall prepare and file, or cause to be prepared and filed, all tax returns required to be filed by the Company covering a tax year commencing prior to the Closing Date and ending after the Closing Date (a "Straddle Tax Return") and shall cause the Company to pay the taxes shown to be due thereon, provided, however, that Seller shall promptly reimburse Purchaser for the portion of such Tax that relates to a Pre-Closing Tax Period (as defined below). The Seller will furnish to Purchaser all information and records reasonably requested by Purchaser for use in preparation of any Straddle Tax Returns. Purchaser and Seller agree to cause the Company to file all tax returns for any Straddle Period (as defined below) on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless the relevant governmental agency will not accept a Tax Return filed on that basis. For purposes of this Agreement "Pre-Closing Tax Period" shall mean any taxable period ending on or before the Closing Date and the portion ending on and including the Closing Date of any taxable period that includes (but does not end on) the Closing Date ("Straddle Period").

         (c) In the case of any Straddle Period, (i) real, personal and intangible property taxes ("Property Taxes") of the Company for the Pre-Closing Tax Period shall be equal to the amount of such property taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) the taxes of the Company (other than property Taxes) for the portion of the Straddle Period that constitutes a Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date

         Section 6.2. Transfer of Assets. In the event that it is determined following the Closing that either (a) any asset principally used in connection with the business of the Company is owned by the Seller or an affiliate of the Seller, or (b) any asset the ownership of which by the Company is necessary for the representations and warranties contained in Article II of the Agreement to be true and correct, then, such asset shall be deemed to be an Asset, and Seller shall transfer such Asset to the Company for no additional consideration.

         Section 6.3. Transition Services. In the event that prior to the Closing Date Seller or any affiliate of Seller provided any services to the Company, such as accounting, human resources, employee benefits or other administrative services ("Administrative Services"), then Seller shall continue to provide such Administrative Services to the Company after the Closing Date until the earlier of: (a) closing of Seller's sale of all or substantially all of its assets, or (b) six months from the date hereof.

         Section 6.4. License of Name. Seller hereby grants to the Company a 12 month, royalty free, worldwide license to use the name "Aladdin" and all derivatives thereof. Such license shall terminate at such time, if any, as either (a) Seller settles its pending disputed with Aladdin Knowledge Systems, Inc. regarding the use of the "Aladdin" name, and in connection with such settlement surrenders all rights to the "Aladdin" name, and (b) a court determines that Seller does not have the right to license such name.

         Section 6.5. Preparation of Financial Statements. Seller shall cause to be prepared and delivered to Buyer by April 15, 2004 an audit of the Company's consolidated balance sheet, and the related statements of income, retained earnings and cash flow as of and for the year ended December 31, 2003. Buyer shall reimburse Seller for the cost of such audit in an amount no to exceed $15,000.

         Section 6.6. Nondisclosure. From and after the Closing Date, Seller shall not use, divulge, furnish or make accessible to anyone any proprietary, material non-public, confidential or secret information to the extent relating to the Company (including, without limitation, any Intellectual Property), and Seller shall cooperate reasonably with Purchaser in preserving such proprietary, confidential or secret aspects of the Company except to the extent required by the Exchange Act of 1934, as amended (the "Exchange Act").

         Section 6.7. Removal of Restrictive Legends. Upon request, Aladdin Holdings shall remove any and all restrictive legends relating to the Erevu Merger Agreement from certificates for shares of capital stock of Aladdin Holdings held by persons listed, from time to time, on Schedule 1.4.

         Section 6.8. Acknowledgment by Aladdin Holdings. Aladdin Holdings, solely in its capacity as a stockholder of Buyer acknowledges that from time to time persons who are former stockholders of Erevu, Inc. may, in order to have their names added to Schedule 1.4, contribute capital stock in Aladdin Holdings and rights under the Erevu Merger Agreement to Buyer, and that Buyer may use such capital stock to redeem the stock in Buyer held by persons listed on
Schedule 1.4.

                                  ARTICLE VII.

                                   TERMINATION

         This Agreement may be terminated at any time prior to the Closing:

         (a) by the mutual consent of AMBO and Aladdin Holdings;

         (b) by either party if the Closing has not occurred by April 30, 2004.

         In the event of any termination pursuant to this Article VII (other than pursuant to clause (a) above), written notice setting forth the reasons therefor shall forthwith be given by the terminating party to the other parties hereto. Such termination shall not prejudice any party's right to seek remedies for another party's breach of this Agreement.


                                 ARTICLE VIII.

                                 INDEMNIFICATION

         Section 8.1. Indemnification By Aladdin. Aladdin shall indemnify, defend and hold harmless AMBO from and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including but not limited to, interest, penalties and attorneys' fees and expenses (collectively, "Damages"), asserted against, imposed upon or incurred by the AMBO, by reason of or resulting from the breach of any representation or warranty made by Aladdin hereunder or the failure of Aladdin to perform any of its obligations hereunder.

         Section 8.2. Indemnification By AMBO. AMBO shall indemnify, defend and hold harmless Aladdin from and against all Damages asserted against, imposed upon or incurred by Aladdin, by reason of or resulting from the breach of any representation or warranty made by Purchaser hereunder or the failure of Purchaser to perform any of its obligations hereunder.


                                  ARTICLE IX.

                                     GENERAL

         Section 9.1. Cooperation. Each party hereto will fully cooperate with the other parties, their counsel and accountants in connection with any steps required to be taken as part of its obligations under this Agreement. Each party will use its reasonable best efforts to cause all conditions to this Agreement to be satisfied as promptly as possible and to obtain all consents and approvals necessary for the due and punctual performance of this Agreement and for the satisfaction of the conditions hereof. No party will undertake any course of action inconsistent with this Agreement or which would make any representations, warranties or agreements made by such party in this Agreement untrue or any conditions precedent to this Agreement unable to be satisfied at or prior to the Closing.

         Section 9.2. Confidentiality. In connection with the transactions contemplated herein, Aladdin Holdings and AMBO are furnishing each other with certain information which is either nonpublic, confidential or proprietary in nature. All such information furnished by one party to the other or its representatives is hereinafter referred to as the "Confidential Information." As used in this Agreement, the "representatives" of any party shall mean such party's officers, employees, agents or other representatives, including, without limitation, attorneys, accountants, consultants and financial advisors. In consideration of each party's being furnished with the Confidential Information of the other, each party agrees that:

         (a) For two years from the date hereof, the Confidential Information will be kept confidential and except as required by law will not, without the prior written consent of the party supplying the information, be disclosed by the receiving party or its representatives during such two-year period in any manner whatsoever, in whole or in part, and will not be used by the receiving party or its representatives directly or indirectly for any purpose other than evaluating and facilitating the transactions contemplated herein. Each party agrees to transmit the Confidential Information only to those of its representatives who need to know the Confidential Information for the purpose of advising it regarding any of the purposes for which it is permitted to use the Confidential Information under the terms of this Agreement, who are informed by the party supplying such information of the confidential nature of the Confidential Information and who are directed by such party to comply with the terms of this Agreement. Each party will be responsible for any material breach of this Agreement by its representatives.

         (b) Prior to the Closing Date without the prior written consent of the other parties to this Agreement, no party or any of its representatives will disclose to any other Person the fact that the Confidential Information has been made available, or any of the terms, conditions or other facts with respect to the transactions contemplated herein, including the status thereof, except as required by law or permitted under the terms of this Agreement.

         (c) In the event the parties do not proceed with the transactions contemplated herein, the Confidential Information and all copies thereof will be destroyed or returned promptly without retaining any copies thereof.

         (d) This Section 9.2 shall be inoperative as to such portions of the Confidential Information which (i) are or become generally available to the public other than as a result of a disclosure by the receiving party or its representatives which is not required by law; (ii) become available to the receiving party from a source with no obligation of confidentiality to the other party; (iii) describe technology independently developed by the receiving party; or (iv) were known to the receiving party on a non-confidential basis prior to its disclosure to the receiving party by the supplying party or one of its representatives.

         (e) In the event that a receiving party or any of its representatives is requested or becomes legally compelled (by written or oral interrogatories, subpoena, civil investigative demand or similar process or by the disclosure requirements of the Exchange Act) to disclose any of the Confidential Information for purposes not permitted by this Agreement, the receiving party will provide the supplying party with prompt written notice so that the supplying party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In the event that such protective order or other remedy is not obtained, or that the supplying party waives compliance with the provisions of this Agreement, the receiving party will furnish only that portion of the Confidential Information which is legally required, and will exercise good-faith efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information.

         (f) From and after the Closing Date, Confidential Information relating to the Company shall be deemed to be Confidential Information for which AMBO is the supplying party and Aladdin Holdings is the receiving party.

         (g) Each party agrees that the other parties shall be entitled to equitable relief, including injunction and specific performance, in the event of any breach of the provisions of clause (a), (b), (c) or (e) of this Section 9.2. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Section 9.2 by any party or its representatives but shall be in addition to all other remedies available at law or equity.

         (h) It is further understood and agreed that no failure or delay by any party in exercising any right, power or privilege under this Section 9.2 shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder.

         Section 9.3. Further Acts. After the Closing Date, each party hereto, at the request of and without any further cost or expense to the other parties, will take any further actions necessary or desirable to carry out the purposes of this Agreement.

         Section 9.4. Amendment. The parties may amend, modify or supplement this Agreement at any time, but only in writing duly executed on behalf of each of the parties to be bound thereby.

         Section 9.5. Survival of Warranties. The representations and warranties contained in Sections 2.1 and 2.5 of this Agreement shall survive the Closing forever, the representations and warranties contained in Section 2.9 of this Agreement shall survive the closing until April 15, 2005 and all other representations and warranties shall survive the Closing for a period of one (1) year from the Closing.

         Section 9.6. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         Section 9.7. Headings. The headings preceding the text of Articles and Sections of this Agreement are for convenience only and shall not be deemed parts thereof

         Section 9.8. Applicable Law. This Agreement, including all matters of construction, validity and performance, shall be governed by and construed and enforced in accordance with the laws of the state of New York, as applied to contracts executed and to be fully performed in such state by citizens of such state.

         Section 9.9. Parties in Interest. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto, whether herein so expressed or not, but neither this Agreement nor any of the rights, interests or obligations hereunder of any party hereto shall be assigned without the prior written consent of the other parties. This Agreement is not intended, nor shall it be construed, to confer any enforceable rights on any Person not a party hereto.

         Section 9.10. Notices. Any notice or demand desired or required to be given hereunder shall be in writing given by personal delivery or certified or registered mail, reputable overnight courier service, telegram or confirmed facsimile transmission, addressed as respectively set forth below or to such other address as any party shall have previously designated by such a notice, The effective date of any notice or request shall be three days from the date it is mailed by the addressor, upon delivery of the courier package if it is sent by courier, upon confirmation of a successful facsimile transmission, or in any event upon personal delivery.

         Notices to AMBO and Aladdin Holdings shall be sent as follows:

         To AMBO:

         6435 Virginia Manor Road,
         Beltsville, MD 20705,
         attn: Stella Tanyavutti
         Facsimile: (240) 264-8273

         Copy to:

         Willkie Farr & Gallagher LLP
         787 Seventh Ave
         New York, N.Y.  10019
         Attention:  Maurice M. Lefkort
         Facsimile (212) 728-8111

         To Aladdin Holdings:

         Aladdin Systems Holdings, Inc.
         245 Westridge Drive
         Watsonville, CA  95076

         Copy to:

         Cyruli Shanks & Zizmor, LLP
         420 Lexington Avenue
         Suite 2020
         New York, N.Y.  10170
         Attention: Paul Goodman

         Section 9.11. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, supersedes and is in full substitution for any and all prior agreements and understandings among them relating to such subject matter, and no party shall be liable or bound to the other party hereto in any manner with respect to such subject matter by any warranties, representations, indemnities, covenants, or agreements except as specifically set forth herein. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

                [Remainder of this page intentionally left blank]

         IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.



                                            AES MANAGEMENT BUYOUT COMPANY


                                            By: _______________________________
                                                Its



                                            ALADDIN SYSTEM HOLDINGS, INC.


                                            By: _______________________________
                                                Its







                  [Signature page to Stock Purchase Agreement]